AREA INVESTMENT AND DEVELOPMENT COMPANY
                       2133 EAST 9400 SOUTH, SUITE 151
                             SANDY, UTAH  84093



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       INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

          NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                               FEBRUARY 9, 2000

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        NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
      CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING
       SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY

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                                 INTRODUCTION

     This Information Statement is being mailed on or about February 9, 2000 to holders of record on February 3, 2000 of the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Area Investment and Development Company, a Utah corporation (the "Company"). It is being furnished in connection with an Asset Acquisition Agreement (the "Acquisition Agreement") between the Company and Maxx International, Inc., a Nevada corporation ("Maxx") that will result in the purchase, by the Company, of all of the assets of Maxx in exchange for 3,500,000 shares of the Company's Common Stock. Pursuant to the Acquisition Agreement, the Company will accept the resignations of Ken Kurtz and Carrie Kurtz, two of the members of the Board of Directors, and Michael Solomon and Rick Garson will be appointed as new directors to fill the vacancies created by the resignations. Tammy Gehring, a current director, will remain a director after the closing of the Acquisition Agreement. The closing will not occur, and the new directors will not begin their term, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the date of mailing of this Information Statement to the Company's stockholders.

     Because of the change in the composition of the Board, there will be a change in control of the Company on the date the new directors referred to above take office.

     As of February 3, 2000, the Company had 9,048,171 shares of $.01 par value Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the Acquisition Agreement and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the Acquisition Agreement. Additional information about the Company is contained the Company's Report on Form 8-K which is expected to be filed with the SEC. The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov after it is filed.



                   INFORMATION WITH RESPECT TO THE COMPANY;
                BACKGROUND OF THE ASSET ACQUISITION AGREEMENT;
                             CHANGE OF CONTROL

     On January 26, 2000, the Company entered into an Asset Acquisition Agreement ("Acquisition Agreement") with Maxx. Pursuant to the Acquisition Agreement, at closing, the Company shall acquire 100% of the assets of Maxx in exchange for 3,500,000 shares of the Company's Common Stock (the "Acquisition"). The Company is presently authorized to issue 50,000,000 shares of Common Stock with a par value of $.01 of which, 9,048,171 shares are presently issued and outstanding. The Acquisition Agreement contemplates that, after the closing, there will be approximately 12,548,171 shares of the Company's Common Stock issued and outstanding.

     The Acquisition Agreement contemplates that all but one of the current directors of the Company will resign and that new directors, designated by Maxx, will be appointed by the current Board of Directors prior to the resignations, to take office upon the effective date of such resignations to serve until their respective successors are elected and qualify.

     As a result of the actions described above, and described under the caption "Introduction", designees of Maxx will constitute a majority of the Board of Directors. However, as of the date of this Information Statement, there has been no change in control of the registrant.



        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of Common Stock beneficially owned (a) as of the date of this Information Statement and (b) after the closing of the transactions contemplated by the Acquisition Agreement by: (i) those persons or groups known to the Company who will beneficially own more than 5% of the Company's Common Stock; (ii) each director and director nominee; (iii) each executive officer whose compensation exceeded $100,000 in the year ended December 31, 1999; (iv) each executive officer of the Company to assume office after the closing; and, (v) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by persons listed or contained in filings made by them with the SEC. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.

                                        As of the date of this        As of the closing of the
                                        Information Statement (1)     Acquisition Agreement (2)

                                          AMOUNT AND               AMOUNT AND
                                          NATURE OF                NATURE OF
                                          BENEFICIAL   PERCENT     BENEFICIAL   PERCENT
                                            OWNER      OF CLASS      OWNER      OF CLASS
                                        -------------  --------  -------------  --------

A-Z Oil LLC
27 Burr Road
London, England SW184SQ                  770,000        8.5%      770,000        6.1%

David Michael Irrevocable Trust
c/o Wendell Hall
5519 Rawls Road
Tampa, FL 33625                          730,000        8.1%      730,000        5.8%

Ariel Finances, Inc.
10, Elvira Mendez Street
Panama 5
Rep. of Panama                           800,000        8.8%      800,000        6.4%

Arno Holding Corp.
10, Elvira Mendez street
Panama 5
Rep. of Panama                           800,000        8.8%      800,000        6.4%

Yosif Flek
Wilhelm Str. 41
10963 Berlin Germany                     737,500        8.2%      737,500        5.9%

Ken Kurtz (3)(4)
2133 East 9400 South, Suite 151
Sandy, Utah 84093                        3,801,843      42.0%     3,801,843      30.29%

Carrie Kurtz (3)(4)
2133 East 9400 South, Suite 151
Sandy, Utah 84093                        500,000        5.5%      500,000        4.0%

Tammy Gehring (4)
2133 East 9400 South, Suite 151
Sandy, Utah 84093                        500,000        5.5%      500,000        4.0%

Maxx International, Inc.(5)(6)
c/o Beckman, Millman & Sanders, LLP
116 John Street
New York, NY  10038                      0              0.0%      3,500,000      27.89%

Rick Garson (4)(5)(6)
c/o Beckman, Millman & Sanders, LLP
116 John Street
New York, New York 10038                 0              0.0%      3,500,000      27.89%

Michael Solomon (4)(7)
c/o Beckman, Millman & Sanders, LLP
116 John Street
New York, New York 10038                 0              0.0%      150,000        1.2%

All Executive officers and
Directors as a Group (4)
(3 persons)                              4,800,000      53.0%     4,150,000      33.07%
                                                                  (5)(6)(7)      (5)(6)(7)

(1) Based on 9,048,171 shares of Common Stock actually outstanding as of the date of this Information Statement.

(2) Based on 12,548,171 shares of Common Stock potentially outstanding after issuance of 3,500,000 shares of Common Stock pursuant to the Acquisition Agreement and closing.

(3) Ken Kurtz and Carrie Kurtz are married. The stock amount of shares beneficially owned by Ken Kurtz includes 1,843 shares in the name of Park Street Investments, Inc., of which Mr. Kurtz is the sole owner.

(4) Ken Kurtz, Carrie Kurtz and Tammy Gehring are the directors of the Company as of the date of this Information Statement. Upon closing of the Acquisition Agreement, Michael Solomon and Rick Garson shall fill vacancies on the Board of Directors caused by the resignation of Ken Kurtz and Carrie Kurtz.

(5) Rick Garson is the sole officer, director and stockholder of Maxx International, Inc.

(6) Includes 3,500,000 shares issued to Maxx International, Inc., subject to closing the Acquisition Agreement.

(7) Includes 150,000 shares of Common Stock issuable upon exercise of options to purchase Common Stock at a price of $3.00 per share until December 31, 2002, subject the closing of the Acquisition Agreement and further subject to the limitations set forth in the Company's Stock Option Plan which is to be determined. Does not include 100,000 shares issuable in 25,000 share lots every 90 days, for a period of one year, from the date of and pursuant to a Consulting Agreement, which shall be deemed effective upon closing of the Acquisition Agreement.



                      DIRECTORS AND EXECUTIVE OFFICERS

     The Acquisition Agreement provides, in part, that effective as of the closing of the transactions contemplated thereby, Ken Kurtz and Carrie Kurtz will resign as directors of the Company, and that Michael Solomon and Rick Garson will be appointed as new directors to fill the vacancies created by the resignations. Tammy Gehring, a current director of the Company, will remain a director after the closing. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the closing.
If any proposed director listed in the table below should become unavailable for any reason, which is not anticipated by any of the parties to the Acquisition Agreement, the directors of the Board will vote for any substitute nominee or nominees who may be selected by Maxx prior to the closing. The

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
Acquisition Agreement provides that Michael Solomon and Rick Garson be selected as designees to fill the vacancies of the Board of Directors upon closing. The information below, regarding Mr. Solomon and Mr. Garson, is based on information in the Acquisition Agreement and otherwise based on information supplied to the Company by Maxx, including their names, ages, principal occupations for the past five years, and their directorships with other corporations.



Current Executive Officers and Directors
-----------------------------------------

NAME                AGE            POSITION
----                ---            --------

Ken Kurtz           32             President and Director

Carrie Kurtz        36             Vice President and Director

Tammy Gehring       25             Secretary, Treasurer and Director



Proposed Executive Officers and Directors after the Closing
------------------------------------------------------------

NAME                AGE            POSITION
----                ---            --------

Michael Solomon     62             Director, Chairman of the Board

Rick Garson         37             President, Secretary, Treasurer and
                                    Director

Tammy Gehring       25             Director


     Ken Kurtz has served as the Company's President and director since 1997. From 1992 to present, Mr. Kurtz served as the President, sole director and sole shareholder of Park Street Investments, Inc., a Utah corporation.
Through Park Street Investments, Inc., Mr. Kurtz provides consulting services to public and private companies on mergers, recapitalization, and other forms of corporate reorganization. Mr. Kurtz currently serves or has served as an officer, director and/or control person of a number of publicly held companies subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, including Hamilton Exploration Co., Inc., Nugget Exploration, Inc., Eastport Red's Incorporated and Score One, Inc. Mr. Kurtz is a graduate of the University of Utah with a Bachelor's of Science degree in Finance. Mr. Kurtz is married to Carrie Kurtz, the Vice President and a director of the Company.


     Carrie Kurtz has served as the Company's Vice President and director since September of 1997. She is married to Ken Kurtz, the Company's President and director. From January of 1992 to the present, Ms. Kurtz has held several part-time positions in the health, banking, and food service industries while also working as a homemaker. Prior to 1992, Ms. Kurtz spent seven years in the banking industry in positions ranging from customer representative to branch manager. Ms. Kurtz is not an officer, director or control person of any other public company.

     Tammy Gehring has served as the Company's Secretary, Treasurer and director since September of 1997. Ms. Gehring is employed by Park Street Investments, Inc. as an assistant and consultant in mergers and acquisitions since June of 1997. From 1995 to 1997, Ms. Gehring was employed as an administrative assistant in the mergers and acquisitions department of a financial consulting firm based in Salt Lake City, Utah. Previous to that, Ms. Gehring was an accounting and finance student at Salt Lake Community College. Ms. Gehring served as an officer and director of Flexweight Corporation from August 1996 until May 1998. Currently, Ms. Gehring is not an officer, director or control person of any other public company.


     Michael Solomon, Chairman of the Board, has approximately 42 years of experience in the entertainment industry as founder and president of several publicly and privately held production companies. Mr. Solomon is currently founder and major shareholder of Sunstorm Entertainment Group, a television production company; founder and owner of Prime Time Communications, a television production company producing in Spain and Romania; founder and owner of Solomon Broadcasting International, a Spanish television production company; founder and owner of NBO Ole, the leading PAY-TV service company in Latin America, with new interests in the Russian, Chinese and Indian markets; founder of Codena Del Sol, a major shareholder of Channel 11 in Peru; and, co-owner of Iguana Productions, the largest independent production company in Latin America. In 1978 Mr. Solomon founded Telepictures Corporation, which traded on the NASDAQ, and which became the largest television syndication company in the U.S. and one of the largest international distribution companies in the world. Telepictures Corporation was acquired by Lorimar Telepictures in 1985 which traded on the American Stock Exchange. During his tenure at Lorimar Telepictures, Mr. Solomon served as president and director and led the Company to become one of the largest television production and distribution company in the world, producing major television series such as "Dallas", "Falcon Crest" and "Knots Landing". Lorimar Telepictures was then acquired by Warner Brothers in 1989, which trades on the New York Stock Exchange. Mr. Solomon went on to serve as president of Warner Brothers International Television, until 1994, which became the largest television distribution company in the world. In his earlier years, Mr. Solomon was, to his credit, the youngest field manager in the history of the motion picture industry, and MCA's youngest vice president. Mr. Solomon currently serves on the Board of Directors of Team Communications, Inc. (NASDAQ); the Board of Directors of The North Face, Inc., a privately held company; the Board of Directors of Pittard-Sullivan, a privately held company; the Board of Directors of New York University Stern School of Business; the Board of Directors of the Entertainment Business & Management Advisory Board at UCLA; and the Board of Directors of the International Council of the National Academy of Television Arts and Sciences. Mr. Solomon was educated at Boston's Emerson College where he also holds an honorary law degree and at New York University Stern School of Business.


     Rick Garson, President, Secretary, Treasurer and Director, is the creator and executive producer of "NFL JAMS", "NFL Country", "MTV's NFL JAMS world premiere" and "NFL JAMS MTV Special Live from Super Bowl XXXI". Mr. Garson has created and produced some of the most successful music and television productions in history, including the Billboard Music Awards, now entering its eighth year with Fox Broadcasting Corporation. He has packaged, produced and promoted specials such as the Rolling Stones "Steel Wheels Tour" pay-per-view TV special; the New Kids On The Block pay-per-view TV special; and a John Lennon Anniversary TV Special. Mr. Garson has created and/or produced major campaigns for Entertainment weekly, McDonald's, Reebok, Miller Brewing, the Parliament Sound Series, the Michael Jackson Thriller Tour, George Michael's Faith Tour, and Amnesty International Human Rights Tour featuring Bruce Springsteen, Sting, Peter Gabriel and Tracy Chapman, as well as the Amnesty International Conspiracy of Hope Tour featuring U2, The Police, Bryan Adams and Peter Gabriel.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities ("ten-percent stockholders") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Officers, directors and ten-percent stockholders also are required to furnish the Company with copies of all
Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors during the year ended December 31, 1999.



                           EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation paid by the Company, as well as certain other compensation paid or accrued, during the fiscal years ended December 31, 1999, 1998 and 1997 to the Executive Officers of the Company whose compensation was $100,000 or greater during the fiscal year ending December 31, 1999.

                            Annual Compensation (1)             Long Term Compensation (1)
                      ------------------------------------  --------------------------------
                                                              AWARDS                 PAYOUTS
                                                            -----------------------  -------
Name and Principal    Year  Salary    Bonus   Other Annual  Restricted   Securities  LTIP     All Other
Position                    ($)       ($)     Compensation  Stock        Underlying  Payouts  Compen-
                                              ($)           Award(s)     Options/    ($)      sation
                                                            ($)          SARs ($)             ($)
-------------------   ----  ------    -----   ------------  ----------   ----------  -------  ---------
Ken Kurtz (2)         1999   N/A       N/A        N/A           N/A          N/A       N/A      N/A (2)
President; Director   1998   N/A       N/A        N/A           N/A          N/A       N/A       N/A
                      1997   N/A       N/A        N/A           N/A          N/A       N/A       N/A

Carrie Kurtz          1999   N/A       N/A        N/A           N/A          N/A       N/A       N/A
Vice President and    1998   N/A       N/A        N/A           N/A          N/A       N/A       N/A
Director              1997   N/A       N/A        N/A           N/A          N/A       N/A       N/A

Tammy Gehring         1999   N/A       N/A        N/A           N/A          N/A       N/A       N/A
Secretary, Treasurer  1998   N/A       N/A        N/A           N/A          N/A       N/A       N/A
and Director          1997   N/A       N/A        N/A           N/A          N/A       N/A       N/A



(1) No executive officer received compensation of $100,000 or greater in any fiscal year from 1997 to 1999.

(2) Does not include 3,000,000 shares issued to Park Street Investment, Inc. pursuant to a Consulting Agreement with the Company. Ken Kurtz is the sole director, officer and stockholder of Park Street Investments, Inc. See "Certain Relationships and Related Transactions".



            STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

     At present, the Board of Directors has no standing audit, nominating or compensation committees or committees performing similar functions.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In June 1997, the Company entered into a consulting agreement with Park Street Investments, Inc., a corporation wholly owned by Ken Kurtz, the Company's President and Director. Pursuant to that agreement, Park Street Investment, Inc. agreed to pay all necessary expenses to maintain the Company in good standing and to assist in seeking out a favorable business opportunity. In consideration for the above services, the Company issued 3,000,000 shares of Common Stock to Park Street Investments, Inc., which were subsequently assigned to Mr. Kurtz and the other two directors of the Company. In addition to these shares, Park Street Investments, Inc. is entitled to up to 15% of the total outstanding Common Stock shares of the Company post-merger, as well as any cash fees it can obtain from a merger candidate.

     In April 1999, the Company sold 2,000,000 shares of common stock to Ken Kurtz, an officer and director, for $20,000. The shares were sold to raise working capital to pay the cost of the Company becoming a reporting company under the Securities Exchange Act of 1934, as amended.

     Prior to the expected Acquisition, Mr. Kurtz owned 3,600,000 of the Company's 9,048,171 shares of Common Stock issued and outstanding or approximately 41%. Immediately after the expected Acquisition, Mr. Kurtz' 3,600,000 shares would represent approximately 30% of the Company's total issued and outstanding Common Stock.

     Upon the close of the Acquisition, Maxx will be issued 3,500,000 shares of the Company's Common Stock. Rick Garson, who will be the President, Secretary, Treasurer and a Director of the Company upon closing, is the sole officer, director and stockholder of Maxx.

     Additionally, upon the close of the Acquisition, the Company has agreed to assume a one year Consulting Agreement with Michael Solomon, negotiated by Maxx, whereby Mr. Solomon would provide the Company with certain business and entertainment consultation and contacts, and the Company would compensate Mr. Solomon with a yearly consulting fee of $250,000, a success fee on all agreements entered into by the Company with third parties introduced to the Company by Mr. Solomon, 100,000 shares of the Company which shall be issued in 25,000 share lots every 90 days for a one year term, and an option to purchase 150,000 shares at an exercise price of $3.00 per share, until December 31, 2002.



                              LEGAL PROCEEDINGS

     The company is not a party to any pending or to the best of its knowledge, any threatened legal proceedings. No director, officer or affiliate of the Company, or owner of record or of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


SUBMITTED BY THE BOARD OF DIRECTORS

Ken Kurtz
Carrie Kurtz
Tammy Gehring